EXHIBIT 99.1

Yamana Gold Announces Preliminary 2020 Fourth Quarter and Full Year Production, Financial, and Corporate Results

TORONTO, Jan. 25, 2021 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) today announced fourth quarter and full year preliminary 2020 production, financial, and corporate results.

The strong results and strategic advances delivered during the year, and most recently the fourth quarter, further enhance the Company’s long-term resilience and growth prospects. Following this announcement, the Company will be providing its production guidance for 2021 through 2023 along with a 10-year production overview and strategic plan, which should be read in conjunction with this announcement.

Yamana Gold President and Chief Executive, Daniel Racine, commented:

“Two thousand twenty will be remembered as a year that challenged every dimension of our lives. We are focused on keeping our people and communities safe, sustaining our operations, and improving and growing our portfolio to further enhance the robustness and resilience of our business. We have benefitted from being a high cash generative business starting 2021 in a strong financial position, with cash balances at year end of $428 million, and net debt well below the level as at the beginning of year, with a reduction of net debt of $323 million.

We had a very strong year for cash flow with a particularly strong cash flow finish in the fourth quarter, with cash flow in the fourth quarter exceeding the cash flow of the preceding quarter and the average of the three preceding quarters.

Despite the challenging global operational environment, production outperformed expectations over the course of the year in almost all cases, with Jacobina, Canadian Malartic, El Peñón, and Minera Florida all producing above plan.

While full year production of 901,155 gold equivalent ounces (“GEO”) was within our guidance tolerances, we had hoped to reach a higher level of production.  COVID-19 related restrictions imposed in Argentina in December meant production at Cerro Moro was below our expectations although operational performance in December still exceeded the monthly average for the year.  We remain confident in Cerro Moro as we recognize that it would have met our production goals in the quarter except for the unexpected, although necessary, pandemic related restrictions imposed in December.  We note that these restrictions were the result of infections in the broader sense rather than directly affecting our operation.  While we anticipate there may be some short-term operational challenges in Argentina over the next few months due to COVID-19, we expect to return to business as usual as the national vaccination program ramps up.

We remain committed to our strategy of managing and growing a diversified portfolio in rules based and politically safe jurisdictions in the Americas, maximizing cash flow and creating financial resilience and maximize cash returns to shareholders by dividends as part of a broader capital allocation approach.”

PRODUCTION HIGHLIGHTS

  Fourth quarter gold equivalent ounce (“GEO”) production of 255,361 GEO(1), including 221,659 ounces of gold and 2.59 million ounces of silver, with production during the quarter exceeding sales by over 7,000 ounces of gold due to timing of sales which is expected to normalize during 2021.
  Full year production of 901,155 GEO(1), including 779,810 ounces of gold and 10.37 million ounces of silver, which exceeds original guidance for the year for 890,000 GEO(1), and which, while below the set point of revised guidance of 915,000 GEO(1), was well within the plus or minus three per cent guidance range(2) set by the Company to account for COVID-19 related uncertainties (with all of the difference attributable to further changes to COVID-19 restrictions imposed in Argentina near the end of the year which impacted production at Cerro Moro).
  GEO(1) production for the year at Jacobina, El Peñón, Canadian Malartic, and Minera Florida were all well above plan and, notwithstanding the COVID-19 restrictions imposed near the end of the year in Argentina, GEO production at Cerro Moro in December was strong, exceeding the monthly average for the year.
  At Jacobina, production reached an all-time high and increased for the seventh consecutive year, and annual production at Minera Florida reached its highest level since 2010 and the second highest total since the mine entered production in 1986.(3)
	Fourth Quarter 2020 Preliminary Production	Full Year 2020 Preliminary Production
GEO(1) Production (oz.)	255,361	901,155
Gold Production (oz.)	221,659	779,810
Silver Production (oz.)	2,586,662	10,365,662
  GEO includes gold plus silver at a ratio of 76.82 and 88.86 for the fourth quarter of 2020 and full year 2020, respectively.
  As stated in Yamana’s April 30, 2020, press release, the Company looked at production guidance within a range of plus or minus three per cent  for the 2020 period. While the Company normally provides a smaller guidance range, the Company increased the range due to the uncertainties presented by COVID-19.
  Excluding gold production from the reclamation of historic tailings.

FINANCIAL HIGHLIGHTS

  The Company continued to generate strong cash flows during the quarter, further strengthening its cash balances and balance sheet.
  Operating cash flow before net change in working capital for the quarter is expected to be the highest level by quarter for the year, exceeding operating cash flow before net change in working capital for the prior quarter of $199 million, and the prior three quarter average of $160 million, significantly supplementing the accumulated operating cash flow before net change in working capital for the prior three quarters of $481 million.
  Net debt declined further, by approximately $53 million from the third quarter, for a total decrease of $323 million for the year. Net debt reduction was impacted, as planned, by higher capital expenditures in the quarter than the preceding quarters as the result of timing caused by COVID-19 related delays, interest payments which are customarily paid in the second and fourth quarters, working capital movements associated with timing of collection of recoverable indirect tax credit and payments associated with prepaid expenditures and advances, and the working capital impact of production exceeding sales, which will normalize in 2021.
  Cash balances at year end were approximately $428 million after repayment of the drawn, but unused, revolving credit amount of $100 million (additional cash balances in excess of $220 million acquired on the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure, which resulted in the formation of the new MARA project, are not included in the cash balance number above, as they are intended to be used for the MARA project).

CORPORATE HIGHLIGHTS

  A successful listing on the London Stock Exchange, offering investors a unique opportunity to access exposure to a gold mining company with a differentiated portfolio of high quality assets in the Americas.
  Acquired the Wasamac project and Camflo property from Monarch Gold.
  Completed the integration of the Agua Rica project with the Minera Alumbrera plant and infrastructure, which together are now known as the MARA project.
  The Company completed its exploration program ahead of schedule, notwithstanding delays caused by COVID-19, positioning Yamana well for continued growth over the medium to long-term.
  While the Company will update mineral reserves and mineral resources when it publishes its year-end results on February 11, 2021, overall mineral reserves and mineral resources are expected to be comparable to what was mined in 2020.
  Exploration at El Peñón and Jacobina are expected to fully replace depletion for the third year in a row, while continuing to demonstrate growth potential with new mineral resources.
  A second year of strong mineral resource growth at the Canadian Malartic underground project is also expected, demonstrating excellent long-term production potential.

OPERATIONAL HIGHLIGHTS

  Jacobina produced 44,165 ounces of gold during the fourth quarter and an all-time high 177,830 ounces for the full year. It was the seventh consecutive year of increasing production, a trend that is expected to continue in the coming years. Successful infill and exploration drilling in the Canavieiras and João Belo sectors during 2020 continues to generate significant growth potential.
  El Peñón produced 55,529 GEO during the fourth quarter, including 43,512 ounces of gold and 922,954 ounces of silver. For the year, the operation produced 216,749 GEO, including 160,824 ounces of gold and 4.92 million ounces of silver. Mine sequencing in the fourth quarter resulted in lower gold feed grades but higher silver feed grades. Production is expected to shift back to higher gold grade sectors in 2021. Strong results from infill drilling on several major veins, including La Paloma and Pampa Campamento, are expected to provide new mineral reserves, while the discovery of the Colorada Sur vein provides an excellent base for further resource expansion.
  Canadian Malartic produced 86,371 ounces of gold (50% basis) during the quarter and 284,317 ounces (50% basis) for the year, the latter of which is nearly 10,000 ounces higher than original guidance provided in April. The operation processed a record 62,000 tonnes per day during the fourth quarter. Mining is transitioning from the Canadian Malartic pit to the Barnat pit, which is now in commercial production, and 70% of the total tonnes mined in 2021 are expected to come from Barnat.
  Minera Florida continued to perform exceptionally well, producing 26,352 ounces of gold during the quarter and 89,843 ounces for the year. Annual production at Minera Florida was the highest since 2010 and the second highest total since the mine entered production in 1986.(3) The operation continued to increase throughput at stable grades in the latest quarter, which reduced costs. Costs are expected to continue declining in 2021.
  Cerro Moro produced 42,943 GEO during the quarter, including 21,259 ounces of gold and 1,663,708 ounces of silver. For the year, the operation produced 132,415 GEO, including 66,995 ounces of gold and 5,448,561 ounces of silver. Fourth-quarter production was impacted by the high number of COVID-19 cases in Argentina, including an increase in cases in communities near the operation during the quarter. While the mine operated continuously during the quarter, travel protocols were tightened and rosters significantly reduced to protect the health and safety of employees and communities, especially near the end of the year. While production at Cerro Moro was below budget, production in the fourth quarter was the highest of the year and production in December was 15,121 GEO, which represents a significant improvement over prior months and quarters. Operational challenges related to COVID-19 are expected to continue in the first half of 2021, but the Company expects the situation to normalize as the vaccination program ramps up in Argentina. Positive infill drilling results at Martina and Naty are expected to contribute to new mineral reserves while several high-grade exploration intercepts in the core mine area have provided new discoveries for further exploration and potential growth.

Mine-by-Mine	Fourth Quarter 2020 Preliminary Production	Full Year 2020 Preliminary Production
Gold (oz.)
El Peñón	43,512	160,824
Canadian Malartic (50%)	86,371	284,317
Jacobina	44,165	177,830
Cerro Moro	21,259	66,995
Minera Florida	26,352	89,843
Total Yamana	221,659	779,810

Silver (oz.)
El Peñón	922,954	4,917,101
Cerro Moro	1,663,708	5,448,561
Total Yamana	2,586,662	10,365,662

Costs for the second half of the year are expected to be above the guided range of $1,020 to $1,060 per GEO. Costs were predominantly impacted by operational matters associated with the pandemic, particularly at Cerro Moro, which reduced production in relation to the revised guidance and consequently unitary costs assumed at those production levels. More detailed information relating to production and costs along with financial results, mineral reserve and mineral resource estimates will be provided on February 11, 2021.

ADDITIONAL FINANCIAL CONSIDERATIONS – POTENTIAL IMPAIRMENT AT CERRO MORO AND POTENTIAL IMPAIRMENT REVERSAL AT EL PEÑÓN

As required by International Financial Reporting Standards ("IFRS"), an assessment is made at each reporting date if indicators of impairment or impairment reversal are present for the Company’s assets, defined as cash generating units (“CGU”). In the event indicators are present, the carrying book value of these long-lived assets are compared to their estimated recoverable amounts.

Recoverable amounts for operating mines are based on the estimated discounted future cash flow projections of that CGU, along with any value related to exploration potential of the mine and exploration land concession value. Any book value in excess of the recoverable amount in that comparison is impaired and reflected as a non-cash adjustment in the income statement in the period it is identified. Conversely, when an impairment has been previously taken on a CGU, and impairment reversal indicators are present, the same test is performed. If the recoverable value exceeds its current book value, a reversal of a previously taken impairment would be recognized. This was the case with the Jacobina mine. While the mine was impaired in 2014, in 2018, subsequent to improvements related to increased mineral reserves and mineral resources, meaningful operational enhancements, reduction in costs, and an increase in operating flexibility, the impairment was reversed.

IFRS does not allow the write-up of assets unless it is a reversal of a prior impairment, however the reversal cannot exceed original book value, adjusted for depreciation that would have otherwise been taken had the impairment not occurred. As such, there may be assets whose recoverable amounts are well in excess of their respective carrying values; however IFRS does not allow for the recognition of this intrinsic value. The Company also references external consensus views of net asset values to assess the reasonableness of carrying values.

For the fourth quarter of 2020, the Company believes there are indicators of impairment for Cerro Moro driven by the following:

  Country-specific matters such as the announcement on December 30, 2020, of the change to the export tax in Argentina to 4.3%, and its indefinite extension.
  Expected lower annual production in comparison with prior year guidance and expectations, particularly in 2021.  A higher cost structure than previously anticipated and consistent with current costs being observed in the operation, which have exceeded those in the Company’s budget and guidance due to general cost pressures and inefficiencies.
  General operational challenges in relation to COVID-19.
  Delays in reaching previously targeted exploration results and mineral reserve and mineral resource additions. Despite promising recent results in core areas of the mine and newly discovered areas, the Company has been delayed in its goal of increasing mineral reserves and mineral resources in the operation.

In contrast, the Company believes there are indicators of impairment reversal for El Peñon, which:

  Had a standout year and solid fourth quarter, with prolonged and sustained high production levels.
  Implemented operational improvements that have led to sustained cost reductions.
  Had significant exploration successes throughout the year.

Impairment and impairment reversal testing for the period has not yet been concluded, and final results will be addressed in the Company's year-end financial statements.

However, the Company currently anticipates that it will record a net pre-tax impairment reversal with the reversal amount at El Peñón exceeding the impairment amount at Cerro Moro.

CORPORATE UPDATE CALL AND WEBCAST

The Company will provide a corporate update webcast on Tuesday, January 26, 2021, from 10:00 am-12:00 pm ET (3:00-5:00 pm GMT) during which it will expand on its guidance and decade-long outlook, share its strategic priorities, and provide an operational update. The event will be accessible via conference call or webcast with further details below.  Analysts and investors who intend to attend or who may not be able to attend the webcast are advised that a detailed presentation which will be relied upon for the webcast is available and can be accessed on the Company’s website at www.yamana.com.

Details of Corporate Update Conference Call:

Toll Free (North America):	1-800-898-3989
Toronto Local and International:	416-406-0743
Toll Free (UK) Passcode: Webcast:	00-80042228835 7015536# www.yamana.com

Conference Call Replay
Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK) Passcode:	00-80033663052 4698827#

The conference call replay will be available from January 26, 2021, until 11:59 p.m. ET (5:00 am GMT) on February 26, 2021.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Investor Relations
+1 416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 203 727 1000
Email: Yamana.gold@fticonsulting.com

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888

Joh. Berenberg Gossler & Co. KG (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, changes to its dividend policy and dividend reporting, the implementation of a cash reserve fund in order to sustain dividend level independent of gold prices, the Company’s expectation that it will continue to generate cash flow and execute on monetization initiatives, some of which will support the cash reserve fund, or updates regarding mineral reserves and mineral resources. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

(All amounts are expressed in United States dollars unless otherwise indicated)